Notice of Exempt Solicitation

NAME OF REGISTRANT: The GEO Group, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

April 22, 2023

Dear Fellow GEO Group Shareholder,

At The GEO Group’s (“GEO’s” or the “Company’s”)  annual shareholder meeting on April 28, 2023, shareholders can urge GEO to take meaningful action on systemic racism. Proposal #5 on GEO’s proxy card, “Shareholder Proposal Regarding a Third-Party Racial Equity Audit and Report” (the “Proposal”), asks GEO to move beyond diversity initiatives and philanthropy to analyze the full range of adverse racial impacts caused by the Company’s business and operations. Doing so would allow GEO to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. We urge shareholders to vote FOR Proposal #5.

The Proposal states:

RESOLVED that shareholders of The GEO Group Inc. (“GEO”) urge the Board of Directors to oversee an independent third-party racial equity audit analyzing GEO’s adverse impacts on nonwhite stakeholders and communities of color and GEO’s plans to mitigate any such impacts. Input from civil rights organizations, criminal justice experts, and employees should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on GEO’s website.

In its Statement in Opposition to the Proposal, GEO argues that the Proposal is both overly prescriptive and too vague regarding the scope of the requested racial equity audit. In addition to conflicting with each other, these arguments do not hold up to scrutiny. We believe that the Proposal strikes the right balance: It provides guidance about the overall purpose of the racial equity audit—to identify and analyze GEO’s adverse impacts and mitigation measures--and the importance of it being conducted by an independent expert. The Proposal does not delineate the audit’s precise scope because stakeholder input is important to ensure the audit covers the most salient matters.

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GEO touts its diversity, equity and inclusion (“DE&I”) programs, but facially neutral policies can have adverse racial impacts. For example, in 2018, GEO paid $900,000 to settle a class action lawsuit claiming that the Company rejected job applicants based on information gained through credit reports without providing the reports to the applicants.1 Research shows that reliance on information from credit reports results in lower salaries being offered to black applicants than white ones.2

DE&I and other employment-related programs address only one slice of a company’s racial impacts and do not help GEO understand how its business and operations contribute to systemic racism. GEO points to the human rights risk assessment it undertook; although nondiscrimination is a key human right, a human rights risk assessment does not use a racial lens the way a racial equity audit would.

Corporate leadership on these issues is crucial: The leaders of JUST Capital, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, in their “CEO Blueprint for Racial Equity,” opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”3

Working to eliminate systemic racism is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.4 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, “is a yoke that drags on the American economy.”5

A racial equity audit would allow GEO to identify and analyze the racial impacts of its business activities. Private low- and medium-security correctional facilities like those operated by GEO house a disproportionate number of nonwhite inmates because older and ill inmates with high health care costs, who are more likely to be white, tend to be excluded pursuant to contracts with governments. The author of the 2014 study finding this overrepresentation explained that private corrections firms do not themselves have racial motivations; rather, the racial skew stems from those firms’ desire to maximize profits.6 Heavy reliance on private facilities by immigration enforcement agencies leads to large numbers of nonwhite detainees as well.7

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1 https://clearinghouse.net/case/16143/

2 https://journals.sagepub.com/doi/full/10.1177/2378023118770069#:~:text=We%20find%20that%20including%20a,for%20research%20and%20public%20policy

3 https://www.fsg.org/blog/ceo-blueprint-racial-equity

4 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

5 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

6 https://www.npr.org/sections/codeswitch/2014/03/13/289000532/why-for-profit-prisons-house-more-inmates-of-color

7 https://www.law.georgetown.edu/immigration-law-journal/wp-content/uploads/sites/19/2020/11/The-Business-of-Immigration-Tracking-Prison-Privatizations-Influence-on-Immigration-Policy.pdf, at 121.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.

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As a result, any adverse impacts on inmates and detainees in private facilities, such as use of excessive force or denial of medical care, affect communities of color more than white communities, especially given racial disparities in sentencing.8 The same is true with respect to contract provisions mandating that a facility’s occupancy rate not fall below a certain level, which are reportedly used by private corrections companies and can create incentives for higher levels of enforcement.9

Using a racial equity audit, GEO could also identify damaging practices outside its own employment and business activities. For instance, GEO has donated to police foundations and other law enforcement organizations. Police foundations have been targeted by racial justice organizations because they operate outside of democratic decision making and oversight processes10 and buy equipment that enables ongoing militarization of police departments and surveillance of communities of color.11

Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or work to dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”12

Publicly-available information about GEO’s political contributions and policy advocacy suggests that a racial equity audit would be useful. GEO has reportedly helped to draft policies of the American Legislative Exchange Council, which has promoted state legislation hindering the use of alternatives to incarceration.13 In addition to the donations to 2020 election objectors documented in the Proposal, GEO has also made donations benefiting politicians favoring immigration detention policies that could help GEO. These contributions include a $2 million donation to the Trump inauguration and a $225,000 donation to a super PAC that contributed $22 million to Trump’s election.14 A racial equity audit would provide an opportunity for GEO to analyze the racial impacts of these activities.

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8 https://www.npr.org/sections/codeswitch/2014/03/13/289000532/why-for-profit-prisons-house-more-inmates-of-color

9 https://www.law.georgetown.edu/immigration-law-journal/wp-content/uploads/sites/19/2020/11/The-Business-of-Immigration-Tracking-Prison-Privatizations-Influence-on-Immigration-Policy.pdf, at 123.

10 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

11 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/; https://policefoundations.org/wp-content/uploads/2021/10/Color-Of-Change-Report-Police-Foundations-A-Corporate-Sponsored-Threat-to-Democracy-Black-Lives.pdf, at 6.

12 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

13 https://www.law.georgetown.edu/immigration-law-journal/wp-content/uploads/sites/19/2020/11/The-Business-of-Immigration-Tracking-Prison-Privatizations-Influence-on-Immigration-Policy.pdf, at 128.

14 https://www.law.georgetown.edu/immigration-law-journal/wp-content/uploads/sites/19/2020/11/The-Business-of-Immigration-Tracking-Prison-Privatizations-Influence-on-Immigration-Policy.pdf, at 131.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.

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For the reasons discussed above, we urge you to vote FOR Proposal 5 on GEO’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in GEO’s proxy statement.